                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
   Chardavoyne      William        J.         quiring Statement
   _____________________________________      (Month/Day/Year)         Activision, Inc. (ATVI)
   (Last)           (First)     (Middle)
   c/o Activision, Inc.                        August 1, 2000       5. Relationship of Reporting Persons    6. If Amendment,
   3100 Ocean Park Boulevard                                           to Issuer (Check all applicable)       Date of Original
   _____________________________________  3.  I.R.S. Identification                                            (Month/Day/Year)
                (Street)                      Number of Reporing       __ Director       __ 10% Owner
   Santa Monica     California      90405     Person, if an entity                                               August 8, 2000
                                              (voluntary)              X Officer (give  __ Other (specify  7. Individual or Joint/
   _____________________________________                                    title below)         below)        Group Filing (Check
   (City)            (State)     (Zip)                                  Executive Vice President and Chief      Applicable Line)
                                                                       Financial Officer                   X  Form filed by One
                                                                                                               Reporting Person

                                                                                                            __ Form filed by More
                                                                                                               than One Reporting
                                                                                                               Person
                                  Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security                 2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
    (Instr. 4)                           Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
                                         (Instr. 4)                  (Instr. 5)

Common Stock, par value $.000001               -0-
per share ("Common Stock")

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                          (Print or type responses)                                       (over)
Form 3 (continued)
                                       Table II - Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------    (Month/Day/Year)         Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Dir-      Ownership
                         ---------------------      ----------------------                         ect (D) or In    (Instr. 5)
                                       Expira-                     Amount                          Direct (I)
                           Date Exer-  tion                       or Number                        (Instr. 5)
                           cisable     Date           Title       of Shares
                           ---------   -------     -------------  ---------     --------------    --------------    ---------------

Employee Stock Options      8/1/01(1)   7/6/10     Common Stock   100,000         $6.3130              D

Explanation of Responses:

(1)  The options vest in four equal annual installments beginning on 8/1/01.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                /s/ William J. Chardavoyne       03/13/01
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ----------------------------    -------------
                                                                           **Signature of Reporting Person          Date

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.